JPMorgan Commodity Investable Global Asset Rotator Excess Return Strategy Rules to
Registration Statement 333-155535
Filed Pursuant to Rule 433
Dated August 3, 2009

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The JPMorgan Commodity Investable Global Asset Rotator

Synthetic Strategy Rules

J.P.Morgan

9 May 2008
(Latest amendment effective 20 August 2009)

1. Introduction

This document comprises the rules (the "**Rules**") of the JPMorgan Commodity Investable Global Asset Rotator, a family of notional rules-based proprietary commodity indices that are based on momentum investment strategies. These Rules apply in full to each individual index (each referred to as "**Commodity-IGAR**") save that in the Appendix section of these Rules, there is one Appendix specific to each index. These Rules may be amended from time to time at the discretion of J.P. Morgan Securities Ltd. **("JPMSL")** and will be re-published no later than one calendar month following such amendment.

These Rules are published by JPMSL of 125 London Wall, London EC2Y 5AJ, UK in its capacity as COMIGAR Calculation Agent. Copies of the current Rules may be obtained by investors free of charge upon request from JPMSL.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE RISK FACTORS, DISCLAIMERS AND CONFLICTS SECTIONS (SET OUT IN ANNEXES 4 AND 5) AND CONSIDER THE INFORMATION CONTAINED IN THIS DOCUMENT IN LIGHT OF SUCH RISK FACTORS, DISCLAIMERS AND CONFLICTS.

NOTHING HEREIN CONSTITUTES AN OFFER TO BUY OR SELL ANY SECURITIES, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

2. General Notes on Commodity-IGAR

Commodity-IGAR is a notional dynamic basket comprised of Constituents representing sub-asset classes of the global commodities market. The Constituents are described in Annex 2 of these Rules. The weight assigned to each Constituent will be determined from time to time in accordance with these Rules and may be zero, as more fully described in paragraph 5 (*Commodity-IGAR Weights*) and in the Appendix section. Commodity-IGAR is rebalanced on a monthly basis using an investment strategy that is generally known as momentum investing. The rebalancing methodology therefore seeks to capitalize on both positive and negative trends in the USD Level of the Constituents on the assumption that if certain Constituents performed well in the past they will continue to perform well in the future and if they performed badly they will continue to do so. It should be noted that the Commodity-IGAR Long Only Index will provide only long exposure to Constituents selected in accordance with the relevant methodology, whereas each of the Commodity-IGAR Long-Short Index, the Commodity-IGAR Long-Short II Index, the Commodity-IGAR Conditional Long-Short Index, the Commodity-IGAR Conditional Long-Short II Index and the Commodity-IGAR Conditional Long-Short III Index may provide long or short exposure, as applicable, to Constituents selected in accordance with the relevant methodology.

No assurance can be given that the investment strategy used to construct Commodity-IGAR will be successful or that Commodity-IGAR will outperform any alternative basket or investment strategy that might be constructed from the Constituents.

On the first Dealing Day of every month (the "**Rebalancing Selection Date**") the COMIGAR Calculation Agent will determine the Performance of each Constituent in respect of the previous 12 months (being the Relevant Observation Period), and determine the weight to be assigned to each Constituent on the relevant Rebalancing Date, all in accordance with the methodology set out in the Appendix section of this document. The calculation of the weights of the Constituents in respect of each Rebalancing Date will depend on the relative performance of the Constituents over the previous 12 months and the consistency of the performance (either positive or negative, as appropriate) of each Constituent as observed on a monthly basis.

In respect of the Commodity-IGAR Long Only Index, the sum of the weights assigned to the Constituents on each Rebalancing Date will never be more than 100% and may be less than 100%. In respect of each of the Commodity-IGAR Long-Short Index, the Commodity-IGAR Long-Short II Index, the Commodity-IGAR Conditional Long-Short Index, the Commodity-IGAR Conditional Long-Short II Index and the Commodity-IGAR Conditional Long-Short III Index, the sum of the weights assigned to the Constituents in which a notional long position is taken on a Rebalancing Date will never be more than 100% and may be less than 100%, and the sum of the weights assigned to the Constituents in which a notional short position is taken on a Rebalancing Date will never be less than -100% and may be more than -100% (i.e., between 0% and -100%).

In the case of each Commodity-IGAR index, some or all of the Constituents may be assigned a zero weighting on any Rebalancing Date.

It should be noted that Commodity-IGAR is described as a notional basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Commodity-IGAR merely identifies certain assets in the market, the performance of which will be used as a reference point for the purposes of calculating the value of Commodity-IGAR.

3.   Commodity-IGAR Calculation Agent

JPMSL or any affiliate or subsidiary designated by it will act as calculation agent for Commodity-IGAR (the "**COMIGAR Calculation Agent**"). The COMIGAR Calculation Agent's determinations in respect of Commodity-IGAR and interpretation of the Rules shall be final. Please refer to the statement of responsibility set out in paragraph 10 (*Responsibility*) below for further information.

The Commodity-IGAR Values are calculated and published net of an adjustment factor (the "**Adjustment Factor**") equivalent to ninety-six basis points (0.96%) per year calculated daily on an Actual/360 basis and notionally deducted daily (in arrears) from the Commodity-IGAR Values on each Commodity-IGAR Valuation Day, in accordance with the calculation formulae included in Annex 1 (*Performance Calculation and Adjustment Factor*) of these Rules.

4.   Commodity-IGAR Values

4.1   Calculation Timeline

Subject to the occurrence or existence of a Disrupted Day or a Limit Day, the COMIGAR Calculation Agent will calculate the Commodity-IGAR Values on every Dealing Day for the purposes of reporting such value (although the COMIGAR Calculation Agent may calculate the Commodity-IGAR Value with greater frequency and share this calculation with its affiliates for internal purposes), based on the USD Levels of the Constituents as of such Dealing Day (each such Dealing Day, a "**Commodity-IGAR Valuation Day**").

Commodity-IGAR Values will be published on Bloomberg®· provided that the COMIGAR Calculation Agent shall not be obliged to publish the Commodity-IGAR Value on any day which is a Disrupted Day or a Limit Day.

4.2   Calculation Method

Commodity-IGAR Values will be calculated by the COMIGAR Calculation Agent using the algorithms set out in the Appendix section and Annex 1 (*Performance Calculation and Adjustment Factor*) of these Rules. Commodity-IGAR Values will be calculated and reported in USD.

5.   Commodity-IGAR Weights

Commodity-IGAR uses an equally weighted construction methodology in assigning weights to the Constituents of Commodity-IGAR which are selected in accordance with the methodology set out in the Appendix section of theses Rules.

In respect of the Commodity-IGAR Long Only Index, the sum of the weights assigned to the Constituents on each Rebalancing Date will never be more than 100% and will be less than 100% if the number of Constituents selected in accordance with the relevant methodology is less than 12 (being the maximum permitted number of Constituents). In respect of each of the Commodity-IGAR Long-Short Index, the Commodity-IGAR Long-Short II Index, the Commodity-IGAR Conditional Long-Short Index, the Commodity-IGAR Conditional Long-Short II Index and the Commodity-IGAR Conditional Long-Short III Index, the sum of the weights assigned to the Constituents in which a notional long position is taken on a Rebalancing Date will never be more than 100% and will be less than 100% if the number of Constituents selected in accordance with the relevant methodology is less than 12, and the sum of the weights assigned to the Constituents in which a notional short position is taken on a Rebalancing Date will never be less than - 100% and will be more than -100% (i.e., between 0% and -100%) if the number of Constituents selected in accordance with the relevant methodology is less than 12. The Constituent selection and weighting process is set out in detail in the Appendix section of these Rules. The weight selection occurs on each Rebalancing Selection Date and is implemented at the close of the immediately following Rebalancing Date.

The weight of the Constituents of Commodity-IGAR may fluctuate during the period from (and excluding) one Rebalancing Date to (and including) the next following Rebalancing Date due to movements in the USD Level of each of those Constituents.

6. Rebalancing Methodology

Subject to the occurrence or existence of Market Disruption Events, Commodity-IGAR will be rebalanced on a monthly basis on the relevant Rebalancing Date (specified in the relevant Appendix), based on the relative performance of the Constituents over the previous 12 months, as more fully described in the Appendix section. For the avoidance of doubt, the Rebalancing Dates for each Commodity-IGAR index are not the same. The rebalancing will be carried out using the algorithm(s) and methodology set out in the Appendix section of these Rules.

7. Market Disruption and Limit Events

7.1 Rebalancing Selection Date

If a Rebalancing Selection Date is a Disrupted Day in respect of any Constituent, then the Rebalancing Selection Date shall remain the day originally scheduled but the USD Level of each Constituent in respect of which there is a Disrupted Day (each, an "**Affected Constituent**") will be that at the close of the first preceding Dealing Day that is not a Disrupted Day for that Constituent and the COMIGAR Calculation Agent shall continue selecting the new Constituents on the originally scheduled Rebalancing Selection Date, but taking into account the Performance of each Affected Constituent on that first preceding Dealing Day that was not a Disrupted Day for that Constituent and otherwise acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate.

7.2 Rebalancing Dates

If a Rebalancing Date is a Disrupted Day or a Limit Day in respect of any Constituent (each, an "**Affected Constituent**"), then that Rebalancing Date shall remain the day originally scheduled but the rebalancing of the Affected Constituent(s) will occur on the first following Scheduled Trading Day that is not a Limit Day or a Disrupted Day for that Constituent. In that event the Commodity-IGAR Value on the relevant Rebalancing Date will be calculated retroactively, on the first following Scheduled Trading Day that is not a Limit Day or Disrupted Day in respect of the Affected Constituent(s), based on the USD Levels of the Constituents (other than the Affected Constituent(s)) on the relevant Rebalancing Date and the USD Level of each Affected Constituent on the next Scheduled Trading Day that is not a Limit Day or a Disrupted Day for that Constituent, unless the five Scheduled Trading Days immediately following the date originally scheduled to be the Rebalancing Date are all Disrupted Days or Limit Days for the relevant Affected Constituent, in which case on the fifth Scheduled Trading Day following the date originally scheduled the COMIGAR Calculation Agent shall determine the Commodity-IGAR Value for the relevant Rebalancing Date acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate (notwithstanding that such day is a Limit Day or a Disrupted Day for one or more Constituents).

7.3 Commodity-IGAR Valuation Day

If any Commodity-IGAR Valuation Day (other a Commodity-IGAR Valuation Day which is also a Rebalancing Date) is a Disrupted Day or a Limit Day in respect of any Constituent (each, an "**Affected Constituent**"), then that Commodity-IGAR Valuation Day shall remain the day originally scheduled, but publication of the Commodity-IGAR Value in respect of that Commodity-IGAR Valuation Day will be delayed. The Commodity-IGAR Value in respect of that Commodity-IGAR Valuation Day will be calculated retroactively based on (a) the USD Levels of the Constituents (other than the Affected Constituent(s)) on the originally scheduled Commodity-IGAR Valuation Day and (b) the USD Level of each Affected Constituent on the next Scheduled Trading Day that is not a Limit Day or a Disrupted Day for that Constituent, unless, in respect of any Affected Constituent(s), the ten Scheduled Trading Days immediately following the day originally scheduled to be that Commodity-IGAR Valuation Day are all Disrupted Days or Limit Days for such Affected Constituent(s), in which case on the tenth Scheduled Trading Day following the day originally scheduled to be the relevant Commodity-IGAR Valuation Day the COMIGAR Calculation Agent shall calculate the USD Level(s) for such Affected Constituent(s) and the Commodity-IGAR Value for the relevant Commodity-IGAR Valuation Day acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate (notwithstanding that such day is a Disrupted Day or a Limit Day for one or more Constituents).

As specified in paragraph 4 (*Commodity-IGAR Values*) above, the COMIGAR Calculation Agent may calculate the Commodity-IGAR Value with greater frequency than once on each Dealing Day. As described above, in the event that a scheduled Commodity-IGAR Valuation Day is a Limit Day or a Disrupted Day in respect of any Constituent, then the COMIGAR Calculation Agent may still calculate and publish retroactively the Commodity-IGAR Value for that Commodity-IGAR Valuation Day.

The COMIGAR Calculation Agent shall not be obliged to publish the Commodity-IGAR Value on any day which is a Disrupted Day or a Limit Day for any Constituent or (for the avoidance of doubt) on any Rebalancing Date in respect of which it calculates the Commodity-IGAR Value retrospectively.

8. Extraordinary Events

8.1 Successor Constituent

If any Constituent is (a) not calculated and announced by the relevant Index Sponsor but is calculated and announced by a successor sponsor acceptable to the COMIGAR Calculation Agent, or (b) replaced by a successor index using, in the determination of the COMIGAR Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant Constituent, then in each case that successor index (the "**Successor Constituent**") will be deemed to replace the relevant Constituent with effect from a date determined by the COMIGAR Calculation Agent, and the COMIGAR Calculation Agent may make such adjustment to these Rules, as it determines in good faith is appropriate to account for such change.

8.2 Alteration of Constituents

Without prejudice to the ability of the COMIGAR Calculation Agent to amend the Rules generally as referred to in paragraph 1 (Introduction) above, the COMIGAR Calculation Agent may, acting in good faith and in a commercially reasonable manner, exclude, or substitute, any Constituent following the occurrence (and/or continuation) of a Change in Law or in circumstances in which it reasonably considers it would be unreasonable not to so adjust the universe of Constituents to reflect the intention of the Commodity-IGAR strategy in the altered and un-anticipated circumstances which have then arisen, including (without prejudice to the generality of the foregoing) changes announced by the index sponsor relating to the modification, exclusion, inclusion or substitution of one Constituent or its futures and options contracts in the Standard & Poor's Goldman Sachs Commodity Index (previously the Goldman Sachs Commodity Index), or any perception among market participants generally that the published USD Level of the relevant Constituent is generally inaccurate (and the Index Sponsor of such Constituent fails to correct such USD Level), and if it so excludes or substitutes for any Constituent, then the COMIGAR Calculation Agent may make such adjustment to these Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the COMIGAR Calculation Agent. The COMIGAR Calculation Agent is under no obligation to continue the calculation and publication of any Commodity-IGAR strategy upon the occurrence or existence of a Change in Law; and the COMIGAR Calculation Agent may decide to cancel any Commodity-IGAR strategy if it determines, acting in good faith, that the objective of the relevant Commodity-IGAR strategy can no longer be achieved.

8.3 Material Change

If, at any time, the Index Sponsor of a Constituent announces that it will make a material change in the formula or the method of calculating that Constituent or in any other way materially modifies that Constituent (other than a modification prescribed in that formula or method to maintain that Constituent in the event of changes in constituent commodity futures and other routine events) or permanently cancels the Constituent and no successor index exists or fails to calculate and announce the USD Level of the Constituent, then the COMIGAR Calculation Agent will remove such Constituent from the universe of the Constituents and may make such adjustment to these Rules as it determines in good faith to be appropriate to account for such change(s) on such date(s) selected by the COMIGAR Calculation Agent.

8.4   Cancellation of Index Licence

If, at any time, the licence granted to the COMIGAR Calculation Agent by the Index Sponsor of any Constituent to use such Constituent for the purposes of Commodity-IGAR terminates, or the COMIGAR Calculation Agent's right to use the Constituent for the purposes of Commodity-IGAR is otherwise impaired or ceases (for any reason), then the COMIGAR Calculation Agent will remove such Constituent from the universe of the Constituents and may make such adjustment to these Rules as it determines in good faith to be appropriate to account for such change(s) on such date(s) selected by the COMIGAR Calculation Agent.

9.   Corrections

In the event that (a) the USD Level of any Constituent used to calculate the Commodity-IGAR Value on any Commodity-IGAR Valuation Day is subsequently corrected and the correction is published by the relevant Index Sponsor before the next following Rebalancing Date or (b) the COMIGAR Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of Commodity-IGAR, then the COMIGAR Calculation Agent may, if practicable and the correction is deemed material by the COMIGAR Calculation Agent, adjust or correct the Commodity-IGAR Value published in respect of the relevant Commodity-IGAR Valuation Day and each subsequent Commodity-IGAR Valuation Day and publish such corrected Commodity-IGAR Value(s) as soon as it is reasonably practicable.

10.   Responsibility

The COMIGAR Calculation Agent shall act in good faith and in a commercially reasonable manner.

Whilst these Rules are intended to be comprehensive, ambiguities may arise. In such circumstances the COMIGAR Calculation Agent will resolve such ambiguities in a reasonable manner and, if necessary, amend these Rules to reflect such resolution.

Neither the COMIGAR Calculation Agent nor any or its affiliates or subsidiaries or any of their respective directors, officers, employees, delegates or agents (each a "**Relevant Person**") shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of Commodity-IGAR or in respect of the publication of the Commodity-IGAR Value (or failure to publish such value) and any use to which any person may put Commodity-IGAR or Commodity-IGAR Values. All determinations of the COMIGAR Calculation Agent in respect of Commodity-IGAR shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the COMIGAR Calculation Agent or any other Relevant Person in respect of Commodity-IGAR, neither the COMIGAR Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

11.   Miscellaneous

Any determination required to be made or action required to be taken in respect of Commodity-IGAR on a day that is not a Commodity-IGAR Valuation Day, shall be made or taken (as the case may be) on the next following Commodity-IGAR Valuation Day.

Appendix: Commodity-IGAR Long Only Index Calculation Algorithms

1.1   Rebalancing Methodology

The Commodity-IGAR Long Only Index is rebalanced every month on the Rebalancing Date based on the performance of the Constituents over the Relevant Observation Period. On each Rebalancing Selection Date, the COMIGAR Calculation Agent will determine the Strongest Constituents of the Commodity-IGAR Long Only Index by:

1. calculating the Performance of each Constituent over the Relevant Observation Period using the algorithm set out in Annex 1;

2. ranking the Constituents in descending order from the Constituent with the strongest Performance to the Constituent with the weakest Performance; and

3. running the Consistency Test in respect of each Constituent using the algorithm set out in 1.2 below to select the Constituents which have passed the Consistency Test.

The up to 12 Constituents with a positive Performance which are ranked with the strongest positive performance and have successfully passed the Consistency Test are the strongest Constituents (the "**Strongest Constituents**") and are assigned a target weighting (a "**Target Weight**") of one twelfth (1/12) (and, for the avoidance of doubt, the weighting of one twelfth shall nonetheless apply to each of the Strongest Constituents if their number is less than 12) whilst the other Constituents are assigned a Target Weight of zero percent (0%). There will be a maximum of twelve (12) Strongest Constituents.

In the event that the COMIGAR Calculation Agent determines that there would be more than twelve (12) Strongest Constituents, because some Constituents display the same Performance for the Relevant Observation Period, then the COMIGAR Calculation Agent will determine the Performance for each Constituent with precision of up to as many decimal places as necessary until the number of Strongest Constituents is reduced to twelve (12), acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate.

Subject to the occurrence or existence of a Disrupted Day, the "**Rebalancing Date**" of the Commodity-IGAR Long Only Index will take place on the 1st Dealing Day of every month. The rebalancing will be carried out using the algorithm(s) set out in this Appendix.

1.2   Consistency Test

The Consistency Test is designed to identify the Constituents which are showing consistent recent increases in price on the basis of monthly observations where recent months are weighted more significantly than earlier months. On each Rebalancing Selection Date (the "**Relevant Rebalancing Selection Date**") the COMIGAR Calculation Agent will calculate the "**Consistency**" of the each Constituent of Commodity-IGAR in accordance with the following formula:

$$Consistency_i(Month_m) = \sum_{h=1}^{h=12} Indicator_i(Month_{m-h+1})$$

Where:

$$Indicator_i(Month_{m-h+1}) = \begin{cases} C_h & if \quad Level_i(Month_{m-h+1}) > Level_i(Month_{m-h}) \\ \\ 0 & Otherwise \end{cases}$$

Where:

$Consistency_i(Month_m)$ is the Consistency of the ith Constituent at the Relevant Rebalancing Selection Date.

$Level_i(Month_{m-h+1})$ is the USD Level of the ith Constituent at the close of the last Dealing Day of the hth calendar month preceding the Relevant Rebalancing Selection Date.

$Level_i(Month_{m-h})$ is the USD Level of the ith Constituent at the close of the last Dealing Day of the $(h+1)^{th}$ calendar month preceding the Relevant Rebalancing Selection Date.

C_h is defined by $C_h = A \times e^{-r \cdot (h-1)}$

A, r Are constants that are calibrated so that: $\dfrac{C_1}{C_{12}} = 5$ and $\displaystyle\sum_{h=1}^{12} C_h = 12$, which gives $A = 1.97449$ $r = 0.14631$ to an accuracy of 5 decimal places.

The ith Constituent will be deemed to have successfully passed the "**Consistency Test**" on the Relevant Rebalancing Selection Date if:

$$Consistency_i(Month_m) \geq 6$$

1.3   Commodity-IGAR Long Only Value Calculation

The Commodity-IGAR Long Only Index was first published on 15th of September 2006 (under the name of the Commodity-IGAR Excess Return Index) (the "**First Commodity-IGAR Valuation Day**") with a starting Commodity-IGAR Long Only Value of 100:

$$CMDTYER(RD_0) = 100$$

At the close of each Commodity-IGAR Valuation Day t (the "**Relevant Commodity-IGAR Valuation Day**") the Commodity-IGAR Value (here the "**Commodity-IGAR Long Only Value**") shall be calculated by the COMIGAR Calculation Agent in accordance with the following formula:

$$CMDTYER(t) = CMDTYER(RD_{n-1}) \times \left[1 + \sum_{i=1}^{NC} W_i(RD_{n-1}) \times \left(\frac{Level_i(t)}{Level_i(RD_{n-1})} - 1 \right) \right] \times (1 - AF_t)$$

Where:

$CMDTYER(t)$ is the Commodity-IGAR Long Only Value on the Relevant Commodity-IGAR Valuation Day.

n is the number of Rebalancing Dates from, and including, the First Commodity-IGAR Valuation Day to, and including, RD_{n-1}.

RD_{n-1} is the Rebalancing Date immediately preceding the Relevant Commodity-IGAR Valuation Day.

NC is the total number of the Constituents of Commodity-IGAR.

$Level_i(t)$ is the USD Level of the ith Constituent at the close of the Relevant Commodity-IGAR Valuation Day t.

$Level_i(RD_{n-1})$ is the USD Level of the ith Constituent at the close of the Rebalancing Date immediately preceding the Relevant Commodity-IGAR Valuation Day.

$W_i(RD_{n-1})$ is the Target Weight of the ith Constituent implemented at the close of the Rebalancing Date immediately preceding the Relevant Commodity-IGAR Valuation Day.

AF_t is defined in Annex 1.

$CMDTYER(RD_{n-1})$ is the Commodity-IGAR Long Only Value on the Rebalancing Date immediately preceding the Relevant Commodity-IGAR Valuation Day rounded to 4 decimal places.

For the avoidance of doubt on each Rebalancing Date RD_n the Commodity-IGAR Long Only Value shall be defined as follows:

$$CMDTYER(RD_n) = CMDTYER(RD_{n-1}) \times \left[1 + \sum_{i=1}^{NC} W_i(RD_{n-1}) \times \left(\frac{Level_i(RD_n)}{Level_i(RD_{n-1})} - 1\right)\right] \times (1 - AF_t)$$

Where:

$Level_i(RD_n)$ is the USD Level of the ith Constituent as of the close of RD_n.

* The above calculations take into account the Adjustment Factor which is deducted from the Commodity-IGAR Value on each Commodity-IGAR Valuation Day at a rate of 96 basis points per annum on an actual/360 basis, and which specific calculation is expressed in Annex 1.

1.4 Initial Constituents

The Strongest Constituents for the Commodity-IGAR Long Only Index determined in accordance with the operation of the algorithms set out above for the first Rebalancing Date following the first Rebalancing Selection Date on 1st September 2006 were as follows:

	Strongest Constituents for the first Rebalancing Date
1	Zinc
2	Nickel
3	Copper
4	Silver
5	Lead
6	Gold
7	Red Wheat
8	Wheat
9	Live Cattle
10	Feeder Cattle

1.5 Publication of the Commodity-IGAR Long Only Value

The Commodity-IGAR Long Only Value will be published on the Bloomberg® ticker CMDTYER provided that, as described in paragraph 7.3 (*Commodity-IGAR Valuation Day*) of these Rules, the COMIGAR Calculation Agent shall not be obliged to publish the Commodity-IGAR Long Only Value on any day which is a Disrupted Day or a Limit Day for any Constituent. The Commodity-IGAR Long Only Value will be reported to four (4) decimal places (although the COMIGAR Calculation Agent may maintain a record of the Commodity-IGAR Long Only Value with greater precision for internal purposes) on every Commodity-IGAR Valuation Day. For the avoidance of doubt, the COMIGAR Calculation Agent will be under no obligation to any person to provide the Commodity-IGAR Long Only Value by any alternative method if CMDTYER is subject to any delay in or interruptions of publication or any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labour difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure may occur or any other event beyond the control of the COMIGAR Calculation Agent.

1.6   Additional Risk Factor specific to the Commodity-IGAR Long Only Index

In addition to the general risk factors set out in Annex 4 of these Rules, the following risk factor is relevant to the Commodity-IGAR Long Only Index:

1.6.1   Long strategy only

The Commodity-IGAR Long Only Index uses a "long" strategy only. As the universe of the Constituents is (subject to the right of the COMIGAR Calculation Agent to amend these Rules pursuant to the terms hereof) fixed, in the event that the USD Levels of the Constituents of the Commodity-IGAR Long Only Index are trending downwards, Commodity-IGAR Long Only Index will not be able to capitalize on positive trends in the price of other assets in the market.

Annex 1: Performance Calculation and Adjustment Factor

1.1   Performance Calculation

On each Rebalancing Selection Date (the "**Relevant Rebalancing Selection Date**") the Performance over a period of 12 months of the ith Constituent shall be calculated over the Relevant Observation Period by the COMIGAR Calculation Agent in accordance with the following formula:

$$Performance_i (Month_m) = \left(\frac{Level_i(Month_m)}{Level_i(Month_{m-12})} - 1 \right), \text{ expressed as a percentage}$$

Where:

$Level_i(Month_m)$ is the USD Level of the ith Constituent at the close of the last Dealing Day of the month immediately preceding the Relevant Rebalancing Selection Date.

$Level_i(Month_{m-12})$ is the USD Level of the ith Constituent at the close of the last Dealing Day of the 13th calendar month preceding the Relevant Rebalancing Selection Date.

1.2   Adjustment Factor

On each Commodity-IGAR Valuation Day, the Adjustment Factor (AF) is defined as:

$$AF_t = 1 - \left(1 - \frac{0.96}{100} \right)^{\frac{CalendarDays}{360}}$$

Where:

CalendarDays   is the number of calendar days from, and including, the Rebalancing Date immediately preceding the Relevant Commodity-IGAR Valuation Day to, but excluding, the Relevant Commodity-IGAR Valuation Day.

Annex 2: The Constituents of the Commodity-IGAR

Table 1 below sets out the Constituents of Commodity-IGAR. Table 1 also shows the Bloomberg® ticker for each Constituent (where applicable) for ease of identification.

Asset	Bloomberg® ticker	Asset	Bloomberg® ticker
Energy:		**Agriculture**	
Brent Crude Oil	SPGCBRP	Soybean	SPGCSOP
Crude Oil	SPGCCLP	Wheat	SPGCWHP
Gas Oil	SPGCGOP	Coffee	SPGCKCP
Gasoline (RBOB)	SPGCHUP	Sugar	SPGCSBP
Heating Oil	SPGCHOP	Red Wheat	SPGCKWP
Natural Gas	SPGCNGP	Cotton	SPGCCTP
Industrial metals		Cocoa	SPGCCCP
Zinc	SPGCIZP	Corn	SPGCCNP
Nickel	SPGCIKP	**Livestock**	
Lead	SPGCILP	Lean Hogs	SPGCLHP
Copper	SPGCICP	Live Cattle	SPGCLCP
Aluminium	SPGCIAP	Feeder Cattle	SPGCFCP
Precious metals			
Silver	SPGCSIP		
Gold	SPGCGCP		

Table 1

Annex 3: Definitions

Terms not otherwise defined in this document shall have the following meanings:

"Adjustment Factor"
has the meaning given to such term in paragraph 3 (*Commodity-IGAR Calculation Agent*) of these Rules;

"**Change in Law**"
means:

(a)   due to:

    (i)   the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law); or

    (ii)   the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodity and Futures Trading Commission or exchange or trading facility),

in each case, the COMIGAR Calculation Agent determines in good faith that (x) it is contrary to such law, rule, regulation or order for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any Constituent or any transaction referencing any Constituent or, (y) holding a position in any Constituent or any transaction referencing any Constituent is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule, regulation in relation to such Constituent traded on any exchange(s) or other trading facility (including, without limitation, any relevant Exchange); or

(b)   the occurrence or existence of any:

    (i)   suspension or limitation imposed on trading commodities futures contracts (including, without limitation the Constituents); or

    (ii)   any other event that causes trading in commodity futures contracts

	(including, without limitation Constituents) to cease.
"**Constituent**"	means a constituent of Commodity-IGAR as described in Table 1 which is set out in Annex 2 (*The Constituents of the Commodity-IGAR*) of these Rules;
"**COMIGAR Calculation Agent**"	has the meaning given to such term in paragraph 3 (*Commodity-IGAR Calculation Agent*) of these Rules;
"**Commodity-IGAR**"	means the Commodity-IGAR family of indices collectively as described in these Rules or the relevant Commodity-IGAR index, as described in these Rules including the relevant Appendix section of these Rules, as the circumstances may require;
"**Commodity-IGAR Valuation Day**"	has the meaning given to such term in paragraph 4.1 (*Calculation Timeline*) of these Rules;
"**Commodity-IGAR Value**"	means the Commodity-IGAR Value in respect of the index(ices) set out in the Appendix section, determined in accordance with the relevant Appendix and Annex 1 (*Performance Calculation and Adjustment Factor*);
"**Dealing Day**"	means each day (other than a Saturday or a Sunday) (i) on which commercial banks in both New York and London are open generally for business (including for dealings in foreign exchange and foreign currency deposits), and (ii) which is a Scheduled Trading Day for all the Constituents of Commodity-IGAR;
"**Disrupted Day**"	means a day on which a Market Disruption Event occurs or exists;
"**Exchange**"	means, in respect of any Constituent, any exchange on which futures or options contracts relating to that Constituent are traded;
"**Index Sponsor**"	means, in respect of a Constituent, the corporation or other entity that (a) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to such Constituent and (b) announces (directly or through an agent) the USD Level of such Constituent on a regular basis;
"**Limit Day**"	means, in respect of a Constituent, any day on which there is a limitation on, or suspension of, the trading of options or futures contracts on the related commodity imposed by any relevant Exchange by reason of movements exceeding "limit up" or "limit down" levels permitted by such Exchange and which, in the opinion of the COMIGAR Calculation Agent, is material taking into account generally prevailing Scheduled Trading Day trading volumes and other market conditions;
"**Market Disruption Event**"	means in respect of a Constituent and a Rebalancing Selection Date, a Rebalancing Date or a Commodity-IGAR Valuation Day the failure by the relevant Index Sponsor to calculate and publish the USD Level for such Constituent;

"**Performance**"	has the meaning given to such term in paragraph 1.1 (*Performance Calculation*) of Annex 1 of these Rules;
"Rebalancing Date"	means (subject to the occurrence of a Market Disruption Event) the Dealing Day of every month specified in the relevant Appendix. Rebalancing will take effect immediately following the close of such Rebalancing Date;
"Rebalancing Selection Date"	means the first Dealing Day of each month (subject to the occurrence of a Market Disruption Event);
"Relevant Observation Period"	means, in respect of the Rebalancing Date falling in a calendar month (the "Relevant Month"), the period defined by the preceding twelve (12) calendar months, from (and including) the last Dealing Day for all the Constituents immediately preceding the end of the thirteenth calendar month preceding the Relevant Month to (and including) the last Dealing Day for all the Constituents immediately preceding the end of the calendar month immediately preceding the Relevant Month;
"**Rules**"	means the rules of the Commodity-IGAR as set out in this document (including the relevant Appendix section and the Annexes), as the same may be amended, supplemented and/or restated from time to time;
"Scheduled Trading Day"	means, in respect of a Constituent, a day on which the relevant Index Sponsor is scheduled to publish the USD Level of such Constituent and the principal exchange for futures and options contracts on such Constituent is scheduled to be open for trading for its regular trading session;
"**Successor Constituent**"	has the meaning give to such term in paragraph 8.1 (*Successor Constituent*) of these Rules;
"**USD**"	means the lawful currency of the United States of America; and
"**USD Level**"	means, in respect of a Constituent, (i) the closing level of such Constituent as calculated and published by the relevant Index Sponsor, or (ii) in the event of circumstances set out in paragraph 7.2 or 7.3 of these Rules, as reasonably calculated and published by the COMIGAR Calculation Agent, or (iii) in the event of circumstances set out in paragraph 8.1 of these Rules, as calculated and published by the sponsor of the relevant Successor Constituent.

Annex 4.0: Risk Factors

The following list of risk factors does not purport to be a complete enumeration or explanation of all the risks associated with Commodity-IGAR and should be read in conjunction with the relevant Appendix.

4.1   Past performance should not be used as a guide to future performance

The past performance of a Commodity-IGAR index should not be used as a guide to future performance of that Commodity-IGAR index. Any back-testing or similar analysis performed by any person in respect of Commodity-IGAR must be considered illustrative only and may be based on estimates or assumptions not used by the COMIGAR Calculation Agent when determining the Commodity-IGAR Values pursuant to these Rules.

4.2   Synthetic Exposure to Commodities

The returns of the indices forming the Constituents (the "Indices", and each an "Index") are calculated on a fully-collateralised basis with full reinvestment. Each Index reflects a long position in the relevant commodity future. Unlike a passive equity portfolio, a passive futures portfolio requires regular transactions, for the simple reason that futures expire. Thus, the futures investment represented by Commodity-IGAR is thus comparable to a bond portfolio of a specific duration. In the case of the Indices forming the Constituents, the maturity of choice is the nearby futures contract (i.e., the contract nearest to expiration). Futures contracts near to expiration are rolled forward (i.e., exchanged for futures contracts with the next applicable expiration date) at the beginning of their expiration months.

Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these commodities are rolled forward every month. Other commodities, most notably agricultural and livestock products, only have a few contract months each year that trade with sufficient liquidity. Thus, these commodities, with futures that expire less frequently, roll forward less frequently than every month. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities.

Prices for commodities are affected by a variety of factors, including changes in supply and demand relationships, governmental programmes and policies, national and international political and economic events, wars and acts of terror, changes in interest and exchange rates, trading and speculative activities in commodities and related contracts, weather, and agricultural, trade, fiscal, monetary and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question. It should be noted that in respect of commodities in the energy sector, due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy prices are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the performance of the Constituents and the Commodity-IGAR Value.

The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of futures contracts and, therefore, the performance of the Constituents and the Commodity-IGAR Value.

4.3   Momentum Investment Strategy

Commodity-IGAR is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. It should be noted that even when the USD Levels of the Constituents are trending downwards, Commodity-IGAR will, subject to any amendments to these Rules made by the COMIGAR Calculation Agent pursuant to the terms hereof, continue to be comprised of the Constituents set out in Table 1 of Annex 2 (*The Constituents of the Commodity-IGAR*) of these Rules.

No assurance can be given that the investment strategy used to construct Commodity-IGAR will be successful or that Commodity-IGAR will outperform any alternative basket that might be constructed from the Constituents.

Furthermore, it should be noted that the results that may be obtained from investing in any security or investment or otherwise participating in any transaction linked to Commodity-IGAR might well be significantly different from the results that could theoretically be obtained from a direct investment in the Constituents or any related derivatives. Such differences may arise for a number of reasons including, but not limited to, the adjustment factor deducted from the Commodity-IGAR Values. As mentioned above, the Commodity-IGAR Values are calculated and published net of an adjustment factor (described above) which reduces the Commodity-IGAR Values when deducted.

4.4   Diversification

Diversification is generally considered to reduce the amount of risk associated with generating returns, however can be no assurance that Commodity-IGAR will be sufficiently diversified at any time to reduce or minimize such risks to any extent.

4.5   COMIGAR Calculation Agent Discretion

The COMIGAR Calculation Agent is entitled to exercise certain discretions in relation to Commodity-IGAR, including but not limited to, the determination of the values to be used in the event of Market Disruption Events and the interpretation of these Rules. Although the COMIGAR Calculation Agent will make all determinations and take all action in relation to Commodity-IGAR acting in good faith, it should be noted that such discretion could have an impact, positive or negative, on the Commodity-IGAR Values.

4.6   Potential Conflicts of Interest

Potential conflicts of interest may exist in the structure and operation of Commodity-IGAR and the conduct of normal business activities by the COMIGAR Calculation Agent and any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents (each a "**Relevant Person**"). Please refer to the disclaimer in Annex 5 for more information.

The foregoing list of risk factors is not intended to be exhaustive. Anyone reading these Rules should seek such advice as they consider necessary from their professional advisors, legal, tax or otherwise, without reliance on any Relevant Person to satisfy themselves that they fully understand these Rules and the risks associated with Commodity-IGAR.

Annex 5: Notices, Disclaimers and Conflicts

5.1   Notices, Disclaimers and Conflicts

These Rules have been prepared solely for informational purposes and nothing herein constitutes an offer to buy or sell any securities, participate in any transaction or adopt any investment strategy or as legal, tax regulatory or accounting advice. The Rules are of the date specified above and may change at any time without prior notice.

Neither the COMIGAR Calculation Agent nor any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (each a "**Relevant Person**") make any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through the use of these Rules or Commodity-IGAR. Each Relevant Person hereby expressly disclaims, to the fullest extent permitted by law, all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this document and no Relevant Person shall have any liability (direct or indirect, special, punitive, consequential or otherwise) to any person even if notified of the possibility of any such damages.

The COMIGAR Calculation Agent is under no obligation to continue the calculation, publication and dissemination of any Commodity-IGAR index or any Commodity-IGAR Value.

During the course of their normal business, the COMIGAR Calculation Agent or any other Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to Commodity-IGAR and/or any of the Constituents. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to Commodity-IGAR or any of the Constituents, or may invest or engage in transactions with other persons, or on behalf of such persons relating to any of these items. Such activity may or may not have an impact on the Commodity-IGAR Values but all persons reading these Rules should be aware that a conflict of interest could arise where anyone is acting in more than one capacity. Neither the COMIGAR Calculation Agent nor any other Relevant Person has any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favourable to any person.

It should be noted that the Rules have been developed with the possibility of the COMIGAR Calculation Agent or any of the Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to Commodity-IGAR, and hedging the obligations that might arise under any such transactions or investments. Accordingly it should be assumed that these Rules have and will be analyzed from this point of view.

As mentioned above, it should be noted that Commodity-IGAR is described as a notional basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Commodity-IGAR merely identifies certain assets in the market, the performance of which will be used as a reference point for the purposes of calculating the Commodity-IGAR Values.

Also as mentioned above, it should be noted that the Commodity-IGAR Values are calculated and published net of an adjustment factor of ninety-six basis points (0.96%) per annum, calculated on an actual/360 basis. The effect of such adjustment factor is to decrease the Commodity-IGAR Values on each Commodity-IGAR Valuation Day.

There is no obligation upon the COMIGAR Calculation Agent to publish the Commodity-IGAR Values by any alternative method if the relevant Bloomberg ticker (as identified in the relevant Appendix) is subject to any delay in or interruptions of publication or any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labour difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure may occur or any other event beyond the control of the COMIGAR Calculation Agent.

No one may reproduce or disseminate the information contained in these Rules or the Commodity-IGAR Values without the prior written consent of the COMIGAR Calculation Agent. Commodity-IGAR is the intellectual property of the COMIGAR Calculation Agent and may only be used (as an underlying for

financial products or otherwise) by third parties who have entered into a license agreement with the COMIGAR Calculation Agent. These Rules are not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

These Rules shall be governed by and construed in accordance with the laws of England.

 JPMorgan is the marketing name for J.P. Morgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities Inc. is a member of NYSE and SIPC. JPMorgan Chase Bank is a member of FDIC. J.P. Morgan Futures Inc. is a member of the NFA. J.P. Morgan Securities Ltd. and J.P. Morgan plc are authorised by the FSA and members of the LSE. J.P. Morgan Europe Limited is authorised by the FSA. J.P. Morgan Equities Limited is a member of the Johannesburg Securities Exchange and is regulated by the FSB. J.P. Morgan Securities (Asia Pacific) Limited and Jardine Fleming Securities Limited are registered as investment advisers with the Securities & Futures Commission in Hong Kong and their CE numbers are AAJ321 and AAB026 respectively. Jardine Fleming Singapore Securities Pte Ltd is a member of Singapore Exchange Securities Trading Limited and is regulated by the Monetary Authority of Singapore (“MAS”). J.P. Morgan Securities Asia Private Limited is regulated by the MAS and the Financial Supervisory Agency in Japan. J.P.Morgan Australia Limited (ABN 52 002 888 011) is a licensed securities dealer.

5.2 Standard & Poor’s Disclaimer

Commodity-IGAR (the “Product”) is not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the Standard & Poor’s Goldman Sachs Commodity Index Excess Return ("SPGCCIP Index") to track general commodity market performance. Standard & Poor’s’ only relationship to JPMorgan (the “Licensee”) is the licensing of the SPGCCIP Index, which is determined, composed and calculated by Standard & Poor’s without regard to the Licensee or the Product. Standard & Poor’s has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the SPGCCIP Index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product is to be converted into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the Product. The SPGCCIP Index is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

STANDARD AND POOR’S DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, COUNTERPARTY OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. STANDARD AND POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.